# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

# Form 8-K

## Current Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 23, 2003

# MAXXAM INC.

(Exact name of Registrant as specified in its Charter)

**Delaware**

(State or other jurisdiction of incorporation)

**1-3924**

(Commission File Number)

**95-2078752**

(I.R.S. Employer Identification Number)

| | |
|---|---|
| **5847 San Felipe, Suite 2600** | **77057** |
| **Houston, Texas** | (Zip Code) |
| (Address of Principal Executive Offices) | |

Registrant's telephone number, including area code:  **(713) 975-7600**

**Item 5.  Other Events and Regulation FD Disclosure**

Reference is made to Note 8 of the Condensed Notes to Consolidated Financial Statements of MAXXAM Inc. (the "Company") set forth in the Company's Form 10-Q for the quarter ended March 31, 2003 (the "Form 10-Q").  Described in such Note are the *EPIC-SYP/Permits lawsuit* and the *USWA lawsuit* which have been filed against the CDF, the California Department of Fish and Game ("CDFG"), Scotia LLC and Pacific Lumber (subsidiaries of the Company), and others.  Any capitalized terms used but not defined herein have the same meaning assigned to them in the Form 10-Q.

Reference is also made to a Form 8-K of the Company dated May 19, 2003 relating to a tentative ruling by the Court with respect to these cases (the "Form 8-K").  In that tentative ruling, the Court related that it intended to rule against the CDF and the other respondents with respect to this matter and invalidate the SYP and the Permit issued by the State of California (the "California Permit") due to several deficiencies in agency procedures and the failure of the Company and Pacific Lumber to submit a complete and comprehensible SYP.  On July 23, 2003, the Court issued a statement of decision indicating that it will invalidate the SYP and the California Permit, but deferring a decision on the specific remedy it will prescribe.  The Court has set a hearing for July 30, 2003 on the matter of the remedy.  This hearing will be followed by briefing (based on a schedule to be decided upon at the time of the hearing).  The Court will thereafter issue its final decision.

The Form 8-K indicates that the Court was allowing THPs submitted through mid-October 2002 to be processed, that Pacific Lumber was obtaining review and approval of new THPs under a procedure provided for in the forest practice rules which did not depend upon the SYP, and that because certain THPs would not qualify for this procedure, there could be a reduction in 2003 harvest levels which could have an adverse impact on the Company.  The Company also stated in the Form 8-K that it believes this will continue to be the situation pending a final decision; however, there can be no assurance that this will prove to be the case as, for instance, THP processing could become more difficult.  The Company continues to believe the above statements.

Pacific Lumber is in the process of evaluating the options available to it in light of this development.  It is impossible to determine the impact this matter will ultimately have on the Company given that the Court has not issued its final decision, including the remedy to be prescribed by the Court.  However, the final decision could have a long-term negative impact on the Company.


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


**MAXXAM Inc.**
(Registrant)


Date: July 24, 2003                              By:                   /s/ Bernard L. Birkel
                                                              Bernard L. Birkel
                                                  Secretary and Senior Assistant General Counsel